June 24, 2020

BY EDGAR

David Link

James Lopez

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Artius Acquisition Inc.
Draft Registration Statement on Form S-1
Submitted February 12, 2020
CIK No. 0001802457

Dear Mr. Link and Mr. Lopez:

We set forth below the response of Artius Acquisition Inc. (the “Company”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated March 6, 2020 with respect to the draft registration statement on Form S-1 (the “Registration Statement”) submitted on February 12, 2020. We have reproduced below in bold the Staff’s comment and have provided the Company’s response following the comment.

Draft Registration Statement on Form S-1 submitted February 12, 2020

Principal Shareholders, page 114

1.

We note that Artius Acquisition Partners LLC, your sponsor, beneficially owns 11,500,000 Class B ordinary shares. Please revise to identify the natural persons who are the ultimate beneficial owners of those shares. See Rule 13d-3 under the Securities Exchange Act of 1934.

The Company has revised the disclosure, which can be found on page 119 of the updated Registration Statement, as requested.

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We hope that the Company’s response above adequately addresses the Staff’s comment. If the Staff has any questions or requires any additional information, please do not hesitate to contact Nicolas Grabar or Adam J. Brenneman at Cleary Gottlieb Steen & Hamilton LLP at 212 225 2000.

Very truly yours,

/s/ Boon Sim
Boon Sim
Chief Executive Officer and Chief Financial Officer

cc:	Charles Drucker

Artius Acquisition Inc.

Nicolas Grabar

Adam J. Brenneman

Cleary Gottlieb Steen & Hamilton LLP